

S.

17008491



**Securities and Exchange**

FEB 2 8 2017

**RECEIVED**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III ✗

| SEC FILE NUMBER |
| --- |
| 8- 68917 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

          MM/DD/YY              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M2O Private Fund Advisors LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Water Street Suite 200

(No. and Street)

White Plains       NY       10601

(City)         (State)         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donal J. Orr                 914-368-9795

                     (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper

(Name – *if individual, state last, first, middle name*)

750 Third Avenue     New York     NY     10017

(Address)        (City)        (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Donal J. Orr__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__M2O Private Fund Advisors LLC__ , as
of __December 31__ , 20 __16__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

---

---

---

<br>

VERONICA H CARRASQUILLO
Notary Public - State of New York
NO. 01CA6292025
Qualified in Westchester County
My Commission Expires Oct 28, 2017

Notary Public

_Signature_

Partner
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

# M₂O PRIVATE FUND ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

# M₂O PRIVATE FUND ADVISORS LLC

**Contents**

**M₂O PRIVATE FUND ADVISORS LLC**

**Statement of Financial Condition**
**December 31, 2016**

**ASSETS**

| | |
|---|---:|
| Cash | $ 2,933,904 |
| Accounts receivable | 4,252,751 |
| Fixed assets, at cost (less accumulated depreciation of $30,756) | 30,921 |
| Prepaid expenses | 33,705 |
| Other assets | 9,765 |
| | **$ 7,261,046** |

**LIABILITIES AND MEMBERS' EQUITY**

| | |
|---|---:|
| Accounts payable | $ 10,156 |
| Deferred revenue | 60,000 |
| Total liabilities | 70,156 |
| Members' equity | 7,190,890 |
| | **$ 7,261,046** |

*See notes to financial statement*

# M₂O PRIVATE FUND ADVISORS LLC

## Notes to Financial Statement

### NOTE A - ORGANIZATION AND BUSINESS

M₂O Private Fund Advisors LLC (the "Company") is a limited liability company and was formed under the laws of the State of New York on May 26, 2011. On April 16, 2012, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

As an introducing broker-dealer, the Company acts primarily as a broker selling limited partnership units and actively engages in the sale and marketing of private placements. The Company does not carry accounts for clients or perform any custodial functions related to any securities.

### NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**[1]  Basis of presentation:**

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**[2]  Fair value of financial instruments**

The recorded amounts of the Company's cash, receivables, other assets (deposits) and accounts payable approximate their fair values principally because of the short-term nature of these items.

**[3]  Income from Underwriting and Selling Groups:**

Income from Underwriting and Selling Groups includes placement fees and advisory fees as earned. All placement fee revenues are recorded as earned at the time of each fund closing date on which the Company is entitled to compensation, as long as all engagement terms have been satisfied and the amount due is not subject to any contingencies. The Company does not treat reimbursable expenses incurred on behalf of clients as an expense, and, similarly, does not treat the reimbursement as revenue.

**[4]  Accounts receivable:**

The Company's largest asset is accounts receivable (approximately 59% of total assets) as of December 31, 2016. Approximately 97% of the outstanding receivables balance is due from four clients. In the normal course of its business and pursuant to its engagement agreements, the Company earns placement and advisory fee income which may be paid on an installment basis by its clients, generally payable on a quarterly basis over a six month to two year period. The Company is also entitled to be reimbursed by its clients for certain travel and other expenses. The Company evaluates collectability of accounts receivable based on the creditworthiness of each client. An allowance for doubtful accounts is established, if necessary, based on the results of management's assessment of collectability. At December 31, 2016, the fees receivable were considered by management to be collectable in full. Therefore, no allowance for doubtful accounts has been provided at December 31, 2016.

**M₂O PRIVATE FUND ADVISORS LLC**

**Notes to Financial Statement**

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[5] Cash:**

The Company's cash balance is held by one financial institution. The cash held may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**[6] Fixed assets:**

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Fixed assets are depreciated on a straight-line basis as follows:

| | |
|---|---|
| Furniture & fixtures | 5 years |
| Leasehold improvements | Shorter of useful life or lease term |
| Office equipment | 3 years |

**[7] Income taxes:**

The Company has elected to be treated as a partnership for federal and state income tax purposes. As such, net profit or losses generated by the Company are included in the tax returns of the members. Accordingly, no provision for income taxes has been included in the accompanying financial statement. At present, the Company is only doing business in New York State. During the year ended December 31, 2016, the Company had no income from other jurisdictions which would impose income tax on it.

There are currently no income tax returns under audit. Furthermore, the management of the Company is not aware of any tax positions which, more likely than not, will result in any material tax liabilities which should be recorded or disclosed in the accompanying financial statement. The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

NOTE C - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2016 were as follows:

| | |
|---|---|
| Furniture and fixtures | $ 31,149 |
| Leasehold improvements | 22,149 |
| Office equipment | 8,379 |
| Total cost | 61,677 |
| Less accumulated depreciation | (30,756) |
| Total cost less accumulated depreciation | $ 30,921 |

**M₂O PRIVATE FUND ADVISORS LLC**

**Notes to Financial Statement**

**NOTE D - REGULATORY REQUIREMENTS**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as regulated by FINRA. At December 31, 2016, the Company had net capital of $2,863,748, which exceeded the required net capital by $2,858,748.

**NOTE E - COMMITMENTS**

The Company leases office space under a non-cancellable operating lease, which expires September 30, 2020. The Company has the option to cancel the lease after forty eight months from June 15, 2015, subject to certain conditions.

Minimum lease commitments under this lease, including the optional cancellation period, as of December 31, 2016 are as follows:

| Year Ending December 31, | Minimum Lease Commitments |
|---|---|
| 2017 | $ 75,995 |
| 2018 | 77,895 |
| 2019 | 79,842 |
| 2020 | 61,126 |
| | $ 294,858 |

**NOTE F – EXEMPTION FROM RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
M₂O Private Fund Advisors LLC

We have audited the accompanying statement of financial condition of M₂O Private Fund Advisors LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M₂O Private Fund Advisors LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

*EisnerAmper LLP*

New York, New York
February 17, 2017